UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-30390

ROCHESTER RESOURCES LTD.
(Exact name of registrant as specified in its charter)

1305 – 1090 West Georgia Street, Vancouver, British Columbia V6E 3V7, Canada
(604) 685-9316
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

Common Stock, no par value
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty
to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

178 holders of record of Common Shares.

Pursuant to the requirements of the Securities Exchange Act of 1934, Rochester Resources Ltd. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

ROCHESTER RESOURCES LTD.

Date: April 27, 2018	By:	/s/Nick DeMare
Nick DeMare, Chief Executive Officer